
ventracor


RECEIVED
2005 FEB -7 P 2:5

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

25 January 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


05005652

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

PROCESSED
FEB 1 1 2005
THOMSON
FINANCIAL

encls



asx announcement

Ventracor trial results 'very encouraging'

Sydney 25 January 2005: Ventracor Limited (ASX: VCR) today provided a summary of a recent presentation to the international medical community on the results of the Pilot Trial by chief medical investigator Professor Don Esmore.

Speaking at the recent Second Asian Pacific Congress of Heart Failure in Singapore, Professor Esmore said clinical results from the VentrAssist™ pilot trial last year were "very encouraging."

"It is my opinion the VentrAssist™ left ventricular assist system (LVAS) has proven efficacious and reliable. No other device has ever been trialled in such a difficult patient population.

"We were very pleased with the clinical data that shows an improved quality of life for very sick and elderly patients," Professor Esmore said adding data collected to date indicated:

- non-pulsatile flow in the elderly reversed pre-implant end organ dysfunction
- contemporary medium term results showed satisfactory neurocognitive function and improved quality of life
- an acceptable serious adverse event profile validates the definitive pump design and deployment.

"At The Alfred we have seen negligible haemolysis, minimal infections, functional improvement in patients and an improved quality of life.

"The acceptable serious adverse event profile observed clearly validates the pump design and use in the wider global trial now underway," Professor Esmore told the audience.

A pilot trial of the VentrAssist™ in nine patients was closed last year and Ventracor is now conducting a global pivotal trial aimed at obtaining CE marking approval for sale in Europe.

The company has submitted an application to the FDA to begin a clinical trial in the USA this year.

About Ventracor
Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For a copy of the presentation visit www.ventracor.com. For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086